Exhibit 21

Subsidiaries of the Registrant

Parent
Home Federal Bancorp, Inc.

Subsidiaries	Percentage Owned	State or Other Jurisdiction of Incorporation or Organization

Home Federal Bank	100%	Idaho
Idaho Home Service Corporation (1)	100%	Idaho
Community First Real Estate, LLC (1)	100%	Oregon
Liberty Funding, Inc. (1)	100%	Oregon
Liberty Insurance Services, Inc. (1)	100%	Oregon
Commercial Equipment Lease Corporation (1)	100%	Oregon

(1)  This corporation is a wholly owned subsidiary of Home Federal Bank.